QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-119288

Prospectus Supplement to Prospectus dated November 17, 2004.
 4,064,024 Shares
 Compass Minerals International, Inc.
Common Stock

        This is a public offering of common stock of Compass Minerals International, Inc. All of the 4,064,024 shares are being offered by the selling stockholders.

        The common stock is listed on the New York Stock Exchange under the symbol "CMP". The last reported sale price of the common stock on November 18, 2004 was $23.96 per share.

        See "Risk Factors" beginning on page 3 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

        Goldman, Sachs & Co. has agreed to purchase the common stock from the selling stockholders at a price of $22.71 per share which will result in $92,293,985.04 of proceeds to the selling stockholders.

        Goldman, Sachs & Co. may offer the common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

        Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on November 23, 2004.

Goldman, Sachs & Co.

Prospectus Supplement dated November 18, 2004.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

        We provide information to you about this offering in two separate documents that are combined together. The first document is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to the prospectus, we are referring to both documents combined. If information in the prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

Common stock offered by the selling stockholders	4,064,024 shares.
Common stock outstanding after this offering	30,870,936 shares.
Use of proceeds
All of the shares of common stock offered hereby will be sold by the selling stockholders. We will not receive any proceeds from the sale of these shares. See "Use of Proceeds" in the accompanying prospectus.
New York Stock Exchange symbol	CMP
Dividend Policy
We intend to continue to pay quarterly cash dividends on our common stock at an annual rate of $1.00 per share. The declaration and payment of future dividends to holders of our common stock will be at the discretion of the our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. See "Risk Factors — We may be restricted from paying cash dividends on our common stock in the future" in the accompanying prospectus.
Risk factors	See "Risk Factors" beginning on page 3 of the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

        The number of shares of common stock outstanding after this offering excludes 1,808,802 shares of common stock reserved for issuance under our 2001 Stock Option Plan, under which options to purchase 1,689,422 shares of common stock are outstanding as of the date of this prospectus supplement with a weighted average exercise price of $3.49 per share.

        Upon completion of this offering, Apollo Management L.P. will not directly hold any shares of our common stock. Shortly after completion of this offering, it is anticipated that some of the members of Compass' board of directors who are affiliated with Apollo will step down.

SELLING STOCKHOLDERS

        The following table sets forth, as of the date of this prospectus supplement, information concerning the selling stockholders' beneficial ownership of our common stock prior to and following the sale of the common stock offered by each selling stockholder, assuming all such shares are sold.

	Number of Shares Owned Prior to the Offering			Number of Shares Owned After the Offering(1)
			Shares Being Sold in the Offering
Name and Address of Beneficial Owner
	Number	%(1)		Number	%(1)
Apollo (2)	3,773,504	12.22	3,773,504	—	—
Mosaic Global Holdings Inc. (3)	247,969	*	247,969	—	—
Keith E. Clark (4)	264,059	*	15,000	249,059	*
David J. Goadby (4)	151,196	*	13,166	138,030	*
Rodney L. Underdown (4)	130,086	*	11,285	118,801	*
Gary Neiles (5)	20,858	*	1,600	19,258	*
Alan Sheen (5)	26,645	*	1,500	25,145	*

(1)
For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 30,870,936 shares of common stock outstanding as of the date of this prospectus supplement. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(2)
Represents all shares held of record by YBR Holdings, YBR Netherlands I, L.P. and YBR Netherlands II, L.P. YBR Holdings, YBR Netherlands I, L.P. and YBR Netherlands II, L.P. are affiliates of, and are controlled by, Apollo. The address of each of YBR Holdings, YBR Netherlands I, L.P., YBR Netherlands II, L.P. and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(3)
Includes four shares held by Mosaic Global Operations Inc., a subsidiary of Mosaic Global Holdings Inc. The address of Mosaic Global Holdings Inc. is 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

(4)
Includes options that are currently exercisable or will become exercisable in the next 60 days. Does not include options to purchase 26,676, 17,562, and 12,276 shares of our common stock that we have granted to Messrs. K. Clark, D. Goadby, and R. Underdown, respectively. These options are subject to time vesting conditions and are not currently exercisable (and will not become exercisable within the next 60 days). The address of each of Messrs. K. Clark, D. Goadby and R. Underdown is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

(5)
The address of each of Messrs. G. Neiles and A. Sheen is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

UNDERWRITING

        The selling stockholders and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 4,064,024 shares offered hereby.

        Goldman, Sachs & Co. is committed to take and pay for all of the shares being offered, if any are taken.

        Goldman, Sachs & Co. proposes to offer the shares of common stock from time to time for sale in one or more transactions in the New York Stock Exchange, or the "NYSE," in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and /or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

        The company, the selling stockholders and certain of our officers and directors have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co.

        In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

        Goldman, Sachs & Co. has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The company estimates that the total expenses of the offering to be paid by it, excluding underwriting discounts and commissions to be paid by the selling stockholders, will be approximately $500,000.

        The company and the selling stockholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

        Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

VALIDITY OF COMMON STOCK

        The validity of the common stock being offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York and for Goldman, Sachs & Co. by Sullivan & Cromwell LLP, New York, New York.

4,064,024 Shares

Compass Minerals International, Inc.

Common Stock

          This prospectus relates to 4,064,024 shares of common stock of Compass Minerals International, Inc. to be offered for sale from time to time by the selling stockholders identified in this prospectus. The selling stockholders may sell the shares at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices.

          The selling stockholders will receive all of the net proceeds from the sales of the shares made pursuant to this prospectus and will pay all underwriting discounts and selling commissions, if any, applicable to those sales. We will not receive any proceeds from sales of any of these shares.

          We are registering these shares to satisfy certain registration rights of the selling stockholders.

          Our common stock is currently listed on the New York Stock Exchange under the symbol "CMP." The selling stockholders may periodically sell these shares directly or through agents, underwriters or dealers. See "Plan of Distribution" for a further description of how the selling stockholders may dispose of the shares covered by this prospectus. If required, each time a selling stockholder sells shares of common stock, we will provide a prospectus supplement that will contain specific information about the terms of the transaction. We urge you to carefully read this prospectus and any accompanying prospectus supplement before you make an investment decision.

          See "Risk Factors" beginning on page 3 to read more about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 17, 2004.

'

          You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, some of our stockholders may sell shares of our common stock under our shelf registration statement. Each time a selling stockholder sells securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the next heading, "Where You Can Find More Information; Incorporation of Information by Reference."

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF INFORMATION BY REFERENCE

          We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. Please note that the SEC's website is included in this prospectus as an active textual reference only. The information contained on the SEC's website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20459. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20459. Please call the SEC at 1-900-SEC-0330 for further information on the operation of the public reference facility.

          This prospectus constitutes part of a registration statement on Form S-3 which we have filed with the SEC under the Securities Act of 1933, as amended, or the Securities Act. This prospectus does not contain all of the information that you may need to make an investment decision. Some parts of the prospectus are omitted as allowed by the rules and regulations of the SEC. The SEC allows us to "incorporate by reference" the information which we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The updated and superseded information does not, except as so modified or superseded, constitute part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

  •
  Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the SEC on November 12, 2004 (File No. 001-31921);

  •
  Quarterly Report on Form 10Q/A for the quarter ended March 31, 2004, filed with the SEC on November 12, 2004 (File No. 001-31921);

  •
  Quarterly Report on Form 10Q/A for the quarter ended June 30, 2004, filed with the SEC on November 12, 2004 (File No. 001-31921);

  •
  Quarterly Report on Form 10Q for the quarter ended September 30, 2004, filed with the SEC on November 12, 2004 (File No. 001-31921);

  •
  Our proxy statement for our 2004 Annual Meeting of Stockholders held on August 12, 2004, filed with the SEC on July 13, 2004 (File No. 001-31921);

  •
  The description of our common stock, par value $0.01 per share, which is contained in a Registration Statement on Form 8-A filed on December 8, 2003 (File No. 001-31921) pursuant to Section 12(b) of the Exchange Act; and

  •
  Current reports on Form 8-K:

  •
  filed with the SEC on January 8, 2004, relating to our press releases announcing the commencement and completion of our initial public offering;

  •
  filed with the SEC on July 23, 2004, relating to additional information about tax fees that we reported in our proxy statement for our 2004 Annual Meeting of Shareholders; and

  •
  filed with the SEC on November 12, 2004, relating to notice of non-reliance on previously issued financial statements resulting from the restatement of our previously reported financial statements.

          We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling stockholders sell all the securities offered under this prospectus or this offering terminates (other than current reports furnished under Item 2.02 and Item 7.01 (and all exhibits to such report relating to Item 2.02 and Item 7.01) of Form 8-K unless specifically incorporated by us).

          Statements contained in this prospectus as to the contents of any contract or other documents referred to, or incorporated by reference, in this prospectus are not necessarily complete, and, where the contract or other document is an exhibit to a registration statement or other SEC filing, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made.

          You may request a copy of any of our filings, at no cost, by writing or telephoning:

Investor Relations
Compass Minerals International, Inc.
8300 College Boulevard
Overland Park, Kansas, 66210

          For general inquiries concerning us please call: (913) 344-9200

          Alternatively, copies of these documents may be available on our website, which is www.compassminerals.com. The information on our website is not part of this prospectus and is not incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

          This prospectus, including the documents incorporated by reference herein, contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, expressed or implied, by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially and we undertake no ongoing obligation, other than that imposed by law, to update these statements.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: general business and economic conditions; governmental policies affecting the highway maintenance programs or agricultural industry in localities where we or our customers operate; weather conditions; the impact of competitive products; pressure on prices realized by us for our products; constraints on supplies of raw materials used in manufacturing certain of our products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving required governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and changes in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal proceedings, including environmental and administrative proceedings involving us; and other risk factors included in this prospectus and reported from time to time in our Securities and Exchange Commission reports. See "Where You Can Find More Information."

          You are urged to carefully consider these factors and the "Risk Factors" that appear elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

MARKET AND INDUSTRY DATA

          This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Except where otherwise noted, references to North America include only the continental United States and Canada, and statements as to our position relative to our competitors or as to market share refer to the most recent available data. Statements concerning (a) North America general trade salt are generally based on historical sales volumes, (b) North America highway deicing salt are generally based on historical production capacity, (c) sulfate of potash are generally based on historical sales volumes and (d) United Kingdom salt sales (general trade and highway deicing) are generally based on sales volumes.

          The following items referred to in this prospectus are fiduciary registered and other trademarks pursuant to applicable intellectual property laws and are the property of our wholly owned subsidiary, Compass Minerals Group, Inc., or its subsidiaries: "Sifto®," "American Stockman®," "Safe Step®," "Winter Storm®," "Guardian®," "FreezGard®," "Nature's Own®" and "K-Life®."

PRESENTATION OF INFORMATION

          Unless otherwise noted, the terms the "Company," "Compass," "we," "us" and "our" refer to Compass Minerals International, Inc. and its consolidated subsidiaries, and "Compass Minerals Group" refers to Compass Minerals Group, Inc., a wholly owned subsidiary of the Company.

The Company

          We are one of the largest producers of rock, or highway deicing, salt in North America and the United Kingdom, and operate the largest highway deicing salt mines in these regions. We are also the third largest producer of general trade salt in North America and the second largest in the United Kingdom, serving major retailers, agricultural cooperatives and food producers. In addition, we are the largest producer of sulfate of potash, or "SOP," in North America, which is used in the production of specialty fertilizers. Salt is one of the most widely used minerals in the world and has a wide variety of end-use applications, including highway deicing, food-grade applications, water conditioning and various industrial uses.

          We sell our highway deicing salt primarily to state, provincial, county and municipal highway departments for deicing applications. While subject to weather-related variations in demand, highway deicing salt is not materially affected by economic downturns, as it is an essential part of highway maintenance to ensure public safety and continued personal and commercial mobility. Due to the lack of cost-effective alternatives and the steadily expanding highway infrastructure, the production of highway deicing salt in the United States has increased over time at a historical average of approximately 1% per annum during the thirty year period ending 2002, while prices have increased at a historical average of approximately 4% per annum during the same period.

          We offer a full range of general trade salt products distributed to several end-use markets, including consumer applications such as table salt, water conditioning and consumer ice control, as well as food processing, agricultural applications and a variety of industrial applications. Based on tonnage, we believe we are the largest private label producer of water conditioning salt and the largest producer of salt-based agricultural products in North America. We manufacture more than 70 private labels of table salt for grocers and major retailers and, in Canada, we market salt under the popular Sifto® brand name. We are also the market leader in the United Kingdom for water conditioning salt. We believe that our general trade salt products are generally not susceptible to economic cycles as a result of the non-discretionary need for, and low cost of, salt. During the thirty year period ending 2002, the production of general trade salt in the United States has increased over time at a historical average of approximately 1% per annum, while prices have increased at a historical average of approximately 5% per annum.

          We are the market leader in North American sales of SOP. Approximately 73% of our SOP sales in 2003 were made to domestic customers, which include fertilizer manufacturers, dealers and distributors. SOP is primarily used as a specialty fertilizer, providing essential potassium to high-value, chloride-sensitive crops, including some types of nuts, vegetables and fruits, tea, tobacco and turf grass. We believe that there are growth opportunities for SOP both domestically and internationally because of its favorable impact on crop yield and quality and its superior performance over commodity potash. As a result of our renewed marketing and sales focus on the SOP segment, our sales volumes of SOP increased at a compound annual growth rate of 15% for the two years ended December 31, 2003. Our abundant mineral resources and low cost manufacturing processes have enhanced margins that are attractive compared to those of other fertilizer products.

          We operate eleven facilities in North America and the United Kingdom, including the largest rock salt mine in the world in Goderich, Ontario. We also operate the largest salt mine in the United Kingdom in Winsford, Cheshire. In addition, we operate the largest North American SOP production facility in Ogden, Utah. At most of our production locations, we estimate the recoverable minerals to exceed 100 years of reserves at current production rates and capacities. These facilities and the approximately 75 local depots we utilize are strategically located to serve our highway deicing markets in a cost-effective manner.

          For the twelve months ended September 30, 2004, we sold approximately 13.4 million tons of salt and other minerals, generating sales of $661.2 million and net income of $47.1 million. For the nine months ended September 30, 2004, we sold approximately 9.1 million tons of salt and other minerals, generating sales of $459.1 million and net income of $29.9 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our quarterly report on Form 10-Q for the quarter ended September 30, 2004 and the notes to the consolidated financial statements in the same report.

          Our principal executive offices are located at 8300 College Boulevard, Overland Park, Kansas 66210, and our telephone number is (913) 344-9200.

RISK FACTORS

          You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

The seasonal demand for our products and the variations in our cash flows from quarter to quarter as a result of weather conditions may have an adverse effect on our results of operations and the price of our common stock.

          Our highway deicing product line is seasonal, with operating results varying from quarter to quarter as a result of weather conditions and other factors. Over the last four fiscal years, our North American highway deicing product line has generated over 61% of its annual sales, net of shipping and handling costs, during the months of December through March when the need for highway deicing is at its peak. We need to stockpile sufficient highway deicing salt in the first two fiscal quarters to meet estimated demand for the winter season. Weather conditions that impact our highway deicing product line include temperature, levels of precipitation, number of snow days and duration and timing of snow fall in our relevant geographic markets. Lower than expected sales by us during this period could have a material adverse effect on our results of operations and the price of our common stock.

          Our SOP operating results are dependent in part upon conditions in the agriculture markets. The agricultural products business can be affected by a number of factors, the most important of which for U.S. markets are weather patterns and field conditions (particularly during periods of traditionally high crop nutrients consumption) and quantities of crop nutrients imported to and exported from North America.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

          As of September 30, 2004, we had $576.2 million of outstanding indebtedness, including approximately $47.8 million under our senior credit facilities, $327.7 million of Compass Minerals Group's senior subordinated notes, $83.3 million of our senior discount notes, $117.4 million of our subordinated discount notes and a stockholders' deficit of $109.1 million. As a result, we are a highly leveraged company.

          This high level of leverage could negatively impact our business in the following manner:

  •
  it may limit our ability to borrow money or sell stock to fund our working capital, capital expenditures and debt service requirements;

  •
  it may limit our flexibility in planning for, or reacting to, changes in our business;

  •
  we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

  •
  it may make us more vulnerable to a downturn in our business or the economy;

  •
  it will require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing the availability of our cash flow for other purposes; and

  •
  it may materially and adversely affect our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

          In addition, our indentures and our senior credit facilities contain financial and other restrictive covenants discussed below that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. See " — Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies."

We are a holding company with no operations of our own and depend on our subsidiaries for cash.

          Although our operations are conducted through our subsidiaries, none of our subsidiaries are obligated to make funds available to us for payment on our indebtedness or to pay dividends on our capital stock. Accordingly, our ability to make payments on our indebtedness and distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of our senior credit facilities and the indenture governing the senior subordinated notes of Compass Minerals Group significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries will be permitted under the terms of our senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. The terms of our senior credit facilities also restrict our subsidiaries from paying dividends to us in order to fund cash interest on our senior discount notes and subordinated discount notes if we do not maintain an adjusted senior indebtedness leverage ratio of 5.00 or less (as of September 30, 2004) or if a default or event of default has occurred and is continuing under our senior credit facilities. As of September 30, 2004, our adjusted senior indebtedness leverage ratio was 2.23. We cannot assure you that we will maintain this ratio. This ratio is not necessarily comparable to other similarly titled ratios of other companies due to inconsistencies in the method of calculation and we encourage you to read our amended and restated credit agreement, as amended, contained in the exhibits to the registration statement of which this prospectus is a part.

          We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on our indebtedness when due.

Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies.

          Our senior credit facilities and other senior indebtedness, including indebtedness of Compass Minerals Group, limit our ability and the ability of our restricted subsidiaries, among other things, to:

  •
  incur additional indebtedness or contingent obligations;

  •
  pay dividends or make distributions to our stockholders;

  •
  repurchase or redeem our stock;

  •
  make investments;

  •
  grant liens;

  •
  make capital expenditures;

  •
  enter into transactions with our stockholders and affiliates;

  •
  sell assets; and

  •
  acquire the assets of, or merge or consolidate with, other companies.

          In addition, our senior credit facilities require us to maintain financial ratios. These financial ratios include an interest coverage ratio and a consolidated indebtedness leverage ratio. Although we have historically always been able to maintain these financial ratios, we may not be able to maintain these ratios in the future. Covenants in our senior credit facilities may also impair our ability to finance future operations or capital needs or to enter into acquisitions or joint ventures or engage in other business activities deemed favorable by our management.

          If we default under our senior credit facilities under certain circumstances, the lenders could require immediate payment of the entire principal amount. These circumstances include a change of control, default under agreements governing our other indebtedness, material judgments in excess of $5.0 million or breach of representations and warranties. Any default under our senior credit facilities or agreements governing our other indebtedness could lead to an acceleration of debt under our other debt instruments that contain cross-acceleration or cross-default provisions. If the lenders under our senior credit facilities require immediate repayment, we will not be able to repay them and also repay our other indebtedness in full. Our ability to comply with these covenants and restrictions contained in our senior credit facilities and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

Economic and other risks associated with international sales and operations could adversely affect our business, including economic loss and a negative impact on earnings.

          Since we manufacture and sell our products primarily in the United States, Canada and the United Kingdom, our business is subject to risks associated with doing business internationally. Our sales outside the United States, as a percentage of our total sales, were 34% and 36% for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Accordingly, our future results could be adversely affected by a variety of factors, including:

  •
  changes in foreign currency exchange rates;

  •
  exchange controls;

  •
  tariffs, other trade protection measures and import or export licensing requirements;

  •
  potentially negative consequences from changes in tax laws;

  •
  differing labor regulations;

  •
  requirements relating to withholding taxes on remittances and other payments by subsidiaries;

  •
  restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

  •
  restrictions on our ability to repatriate dividends from our subsidiaries; and

  •
  unexpected changes in regulatory requirements.

          Fluctuations in the value of the U.S. dollar relative to other currencies may adversely affect our results of operations. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in currencies other than U.S. dollars, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars even though a significant percentage of our cash flow is generated in Canadian dollars and pounds sterling. Significant changes in the value of Canadian dollars and pounds sterling relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar-denominated debt.

          In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We have in the past experienced, and may in the future experience, economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. We expect that the amount of our sales denominated in non-U.S. dollar currencies will continue to increase in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Effects of Currency Fluctuations and Inflation" and "Quantitative and Qualitative Disclosures about Market Risk" in our annual report on Form 10-K/A for the year ended December 31, 2003 as well as our quarterly reports on Form 10-Q/A for the quarters ended March 31, 2004 and June 30, 2004 and Form 10-Q for the quarter ended September 30, 2004.

          Our overall success as a global business depends, in part, upon our ability to succeed in differing economic and political conditions. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each location where we currently or in the future may engage in business.

Our operations are dependent on natural gas and significant interruption in the supply or increase in the price of natural gas could have a material adverse affect on our financial condition or results of operations.

          Energy costs, including primarily natural gas and electricity, represented approximately 12% of the costs of our North American salt production in 2003. Natural gas is a primary fuel source used in the evaporated salt production process. Our profitability is impacted by the price and availability of natural gas we purchase from third parties. We have not entered into any long-term contracts for the purchase of natural gas. Our contractual arrangements for the supply of natural gas do not specify quantities and are automatically renewed annually unless either party elects not to do so. We do not have arrangements in place with back-up suppliers. A significant increase in the price of natural gas that is not recovered through an increase in the price of our products or covered through our hedging arrangements, or an extended interruption in the supply of natural gas to our production facilities, could have a material adverse effect on our business, financial condition or results of operations. In the fourth quarter of 2002, we adopted a policy of hedging natural gas prices through the use of swap agreements.

Competition in our markets could limit our ability to attract and retain customers, force us to continuously make capital investments and put pressure on the prices we can charge for our products.

          We encounter competition in all areas of our business. Competition in our product lines is based on a number of considerations, including product performance, transportation costs in salt distribution, brand reputation, quality of client service and support, and price. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We may have to adjust the prices of some of our products to stay competitive. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Some of our competitors have greater financial and other resources than we do.

Environmental laws and regulation may subject us to significant liability and require us to incur additional costs in the future.

          We are subject to numerous environmental, health and safety laws and regulations in the United States, Canada and Europe, including laws and regulations relating to land reclamation and remediation of hazardous substance releases, and discharges to air and water. For example, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or "CERCLA," imposes liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons (known as "potentially responsible parties") who are considered to have contributed to the release of "hazardous substances" into the environment. Although we are not currently incurring material liabilities pursuant to CERCLA, we may in the future incur material liabilities under CERCLA and other environmental cleanup laws, with regard to our current or former facilities, adjacent or nearby third-party facilities, or off-site disposal locations. Under CERCLA, or its various state analogues, one party may, under some circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and in some cases, criminal sanctions.

          We have received notices from governmental agencies that we may be a potentially responsible party at certain sites under CERCLA or other environmental cleanup laws. We have entered into "de minimis" settlement agreements with the United States with respect to certain CERCLA sites, pursuant to which we have made one-time cash payments and received statutory protection from future claims arising from those sites. At other sites for which we have received notice of potential CERCLA liability, we have provided information to the EPA, that we believe demonstrates that we are not liable and the EPA has not asserted claims against us with respect to such sites. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake investigations, which currently are in progress, to determine whether remedial action may be required to address such contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform remedial activities that will address identified site conditions. At the present time, we are not aware of any additional sites for which we expect to receive a notice from the EPA of potential CERCLA liability. However, based on past operations there is a potential that we may receive such notices in the future for sites of which we are currently unaware. Taking into account established reserves, expenditures for our known environmental liabilities and site conditions currently are not expected, individually or in the aggregate, to be material. However, material expenditures could be required in the future to remediate the contamination at these or at other current or former sites.

          We have also developed alternative mine uses. For example, we entered into a joint venture with a subsidiary of Violia Environnement that is in the waste management industry. The joint venture has applied for a permit to allow for the storage of certain stable types of hazardous waste in our salt mine in the United Kingdom. We believe that the mine is stable and should provide a secure storage location. However, we recognize that any temporary or permanent storage of hazardous waste may involve risks to the environment. Although we believe that we have taken these risks into account as much as possible in our planning process, it is possible that material expenditures could be required in the future to further reduce this risk, or to remediate any future contamination.

          Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and results of operations. For more information, see "Business — Environmental, Health and Safety Matters" in our annual report on Form 10-K/A for the year ended December 31, 2003.

The Canadian government's proposal to designate road salt as a toxic substance could have a material adverse affect on our business, including reduced sales and the incurrence of substantial costs and expenditures.

          In December 2001, the Canadian government released a Priority Substances List Assessment Report for road salt. This report found that road salts are entering the environment under conditions that may have a harmful effect or constitute a danger to the environment. Based on this report, the Minister of Environment has proposed designating road salt as a "toxic" substance pursuant to the Canadian Environmental Protection Act. Canada's federal cabinet, which has ultimate responsibility, has not yet taken final action with respect to this proposal and is not subject to any deadline to do so. At this point, Environment Canada has indicated that, whether or not road salts are declared toxic, their preferred course of action is the establishment of voluntary guidelines for users as opposed to any form of regulation. Environment Canada has been developing these guidelines based on consultation with a broad-based stakeholders group, which includes the salt industry. On April 3, 2004, Environment Canada published a Code of Practice to serve as these guidelines. The Code of Practice requires large road salt users to develop salt management plans. We do not believe that this will have a material direct effect on us, but the new salt management plans may lead our customers in Canada to require less road salt.

          Given the importance of road salt for traffic safety and the current lack of any practical substitute, we deem it unlikely that any guidelines or regulations would result in a complete ban on the use of road salt. We do, however, recognize the importance of environmental protection in Canada's decision-making process. We cannot predict whether the proposal to designate road salt as a toxic substance will be finalized or the promulgation of any other future regulation. Standardized guidelines for the use and storage of road salt or any alternate deicing products may cause us to suffer reduced sales and incur substantial costs and expenses that could have a material adverse effect on our business, financial condition and results of operations. Our road-salt sales, net of shipping and handling, in Canada generated approximately 13% of our total sales in 2003. In addition, while we are not aware of any similar governmental proposals for the designation of road salt as a toxic substance in either the United States or the United Kingdom, we cannot guarantee that these proposals will not arise.

Our operations are dependent on our rights to mine our property and having received the required permits and approvals from governmental authorities.

          We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a governmental agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility. Expansion of our existing operations also is predicated upon securing the necessary environmental or other permits or approvals. We currently do not have any material pending permits or approvals.

          In addition, we have become aware of an aboriginal land claim filed by The Chippewas of Nawash and The Chippewas of Saugeen (the "Chippewas") in the Ontario Superior Court against The Attorney General of Canada and Her Majesty The Queen In Right of Ontario. The Chippewas claim that a large part of the land under Lake Huron was never conveyed by treaty and therefore belongs to the Chippewas. The land claimed includes land in which our Goderich mine operates and has mining rights granted to it by the government of Ontario. We are not a party to this court action.

Protection of proprietary technology — Our intellectual property may be misappropriated or subject to claims of infringement.

          We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. The patents we currently have in place expire between 2009 and 2018. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. Many of our important brand names are registered as trademarks in the United States and foreign countries. These registrations can be renewed if the trademark remains in use. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, we may lose the competitive advantage provided by our intellectual property. As a result, our results of operations may be adversely affected.

If we are unsuccessful in negotiating new collective bargaining agreements, we may experience significant increases in the cost of labor or a disruption in our operations.

          As of September 30, 2004, we had 1,567 employees. Approximately 40% of our U.S. workforce and approximately 56% of our global workforce is represented by labor unions. Of our nine material collective bargaining agreements, one will expire in December 2004, one will expire in 2005, four will expire in 2006 and three will expire in 2007. Additionally, approximately 13% of our workforce is employed in Europe where trade union membership is common. Although we believe that our relations with our employees are good, as a result of general economic, financial, competitive, legislative, political and other factors beyond our control, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

We rely on independent distributors and the loss of a substantial number of these distributors may reduce our profits and sales.

          In addition to our own direct sales force, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. In 2003, 12% of our sales, net of shipping and handling costs, were generated through these independent distributors. Many of these independent distributors are not bound to us by exclusive distribution contracts and may offer products of, and services to, businesses that compete with ours. In addition, the majority of the distribution contracts we have with these independent distributors are cancelable by the distributor after providing us with notice, which on average is six months prior to termination. The loss of a substantial number of these distributors or the decision by many of these distributors to offer competitors' products to our customers could materially reduce our sales and profits.

If we cannot successfully complete acquisitions or integrate acquired businesses, our growth may be limited and our financial condition adversely affected.

          Our business strategy includes supplementing internal growth by pursuing acquisitions of small complementary businesses. We may be unable to complete acquisitions on acceptable terms, identify suitable businesses to acquire or successfully integrate acquired businesses in the future. We compete with other potential buyers for the acquisition of other small complementary businesses. This competition and regulatory considerations may result in fewer acquisition opportunities. If we cannot complete acquisitions, our growth may be limited and our financial condition may be adversely affected.

Our business is dependent upon highly skilled personnel, and the loss of key personnel may have a material adverse effect on our development and results of operations.

          The success of our business is dependent on our ability to attract and retain highly skilled managers and other personnel. We cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our development and results of operations. We do not currently maintain "key person" life insurance on any of our key employees.

Risks Related to Our Common Stock

Our common stock price may be volatile.

          Our common stock price may fluctuate in response to a number of events, including:

  •
  our quarterly operating results;

  •
  weather conditions that impact our highway deicing product line;

  •
  future announcements concerning our business;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  actions of competitors;

  •
  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

  •
  changes in government and environmental regulation;

  •
  changes and developments affecting the salt industry;

  •
  general market, economic and political conditions; and

  •
  natural disasters, terrorist attacks and acts of war.

We may be restricted from paying cash dividends on our common stock in the future.

          We currently declare and pay regular quarterly cash dividends on our common stock. Any payment of cash dividends will depend upon our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. The terms of our senior credit facilities may restrict us from paying cash dividends on our common stock if we fail to maintain an adjusted senior indebtedness leverage ratio or if a default or event of default has occurred and is continuing under our senior credit facilities. The terms of our indentures may also restrict us from paying cash dividends on our common stock. The payment of a cash dividend on our common stock is considered a restricted payment under our indentures and we are restricted from paying any cash dividend on our common stock unless we satisfy minimum requirements with respect to our cumulative consolidated net income (plus any additional cash proceeds received upon the issuance of our common stock) and our fixed charge coverage ratio. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness, including our senior credit facilities, will permit us to pay dividends on our common stock.

Shares eligible for future sale may adversely affect our common stock price.

          Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impact our ability to raise additional capital through the sale of our equity securities. We are authorized to issue up to 200,000,000 shares of common stock, of which 30,849,510 shares of common stock were outstanding as of September 30, 2004 and 1,580,848 shares of common stock were issuable upon the exercise of outstanding stock options as of September 30, 2004. Assuming the sale by each selling stockholder of all of the shares registered hereunder on September 30, 2004, 25,502,586 of these shares of common stock would have been freely transferable without restriction or further registration under the Securities Act. In addition, we have entered into an amended and restated stock rights agreement and an investor rights agreement granting demand registration rights to Apollo and piggyback registration rights to Apollo and certain of our other stockholders. Upon the sale of all of Apollo's common stock registered hereunder, Apollo will no longer have any registration rights under either the amended and restated stock rights agreement or the investor rights agreement. See "Description of Capital Stock." We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See "Certain Relationships and Related Party Transactions" in our annual report on Form 10-K/A for the year ended December 31, 2003 and "Shares Eligible for Future Sale."

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

          We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and by-laws may also make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

  •
  a classified board of directors;

  •
  the sole power of a majority of the board of directors to fix the number of directors;

  •
  limitations on the removal of directors;

  •
  the sole power of the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

  •
  the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval; and

  •
  the inability of stockholders to act by written consent or to call special meetings.

          Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, our stockholder rights plan and certain other provisions of our amended and restated certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving the Company or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See "Description of Capital Stock."

USE OF PROCEEDS

          All of the shares of common stock being offered by this prospectus will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the maximum number of shares of common stock that each selling stockholder may sell using this prospectus and information regarding the beneficial ownership of our common stock with respect to (i) each person that is a beneficial owner of more than 5% of our outstanding common stock, (ii) each selling stockholder, (iii) each named executive officer and director and (iv) all directors and executive officers of the Company as a group.

          Each sale of shares by any selling stockholder may, if required, be accompanied by a supplement to this prospectus setting forth the name of the selling stockholder using that prospectus supplement, the number of shares being sold and a supplemental plan of distribution describing the specific manner of sales of those shares.

			Maximum Number of Shares Covered by this Prospectus
	Number of Shares Owned Prior to Offering			Number of Shares Owned After Offering(1)
Name and Address of Beneficial Owner
	Number	%(2)		Number	%(2)
Apollo(3)	3,773,504	12.22	3,773,504	—	—
Neuberger Berman, Inc.(4)	3,805,400	12.33	—	3,805,400	12.33
Chilton Investment Company, Inc.(5)	3,304,562	10.70	—	3,304,562	10.70
Mosaic Global Holdings Inc.(6)	247,969	*	247,969	—	—
Michael E. Ducey(7)	591,786	1.90	—	591,786	1.90
Keith E. Clark(7)	264,059	*	15,000	249,059	*
David J. Goadby(7)	151,196	*	13,166	138,030	*
Rodney L. Underdown(7)	130,086	*	11,285	118,801	*
Steven Wolf(7)	292,446	*	—	292,446	*
Joel A. Asen(8)	57,500	*	—	57,500	*
Peter P. Copses(9)	53,669	*	—	53,669	*
Robert H. Falk(9)	53,669	*	—	53,669	*
Joshua J. Harris(9)	53,669	*	—	53,669	*
Richard S. Grant(10)	37,367	*	—	37,367	*
Scott M. Kleinman(9)	53,669	*	—	53,669	*
Gary Neiles(8)	20,858	*	1,600	19,258	*
Douglas A. Pertz(10)	53,669	*	—	53,669	*
Alan Sheen(8)	26,645	*	1,500	25,145	*
Heinn F. Tomfohrde, III(8)	76,669	*	—	76,669	*
Bradley J. Bell(8)	37,367	*	—	37,367	*
All directors and executive officers as a group	1,906,821	6.01	—	1,863,370	5.89

*
Represents less than 1% of the number of shares owned (excluding any shares held by YBR Holdings that could be attributed to any of these individuals).

(1)
Assuming the sale by each selling stockholder of the maximum number of shares offered hereunder by such selling stockholder. There can be no assurance that any of the shares offered hereby will be sold.

(2)
For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 30,870,936 shares of common stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(3)
Represents all shares held of record by YBR Holdings, YBR Netherlands I, L.P. and YBR Netherlands II, L.P. YBR Holdings, YBR Netherlands I, L.P. and YBR Netherlands II, L.P. are affiliates of, and are controlled by, Apollo. The address of each of YBR Holdings, YBR Netherlands I, L.P., YBR Netherlands II, L.P. and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(4)
The address of Neuberger Berman, Inc. is 605 Third Avenue, New York, New York 10158-3698.

(5)
The address of Chilton Investment Company, Inc. is 1266 East Main Street, 7th Floor, Stamford, Connecticut 06902.

(6)
Includes 4 shares held by Mosaic Global Operations Inc., a subsidiary of Mosaic Global Holdings Inc. The address of Mosaic Global Holdings Inc. is 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

(7)
Includes options that are currently exercisable or will become exercisable in the next 60 days. Does not include options to purchase 67,596, 26,676, 17,562, 12,276 and 27,621 shares of our common stock that we have granted to Messrs. M. Ducey, K. Clark, D. Goadby, R. Underdown and S. Wolf, respectively. These options are subject to time vesting conditions and are not currently exercisable (and will not become exercisable within the next 60 days). See "Executive Compensation — 2001 Option Plan." The address of each of Messrs. M. Ducey, K. Clark, D. Goadby, R. Underdown and S. Wolf is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

(8)
The address of each of Messrs. J. Asen, B. Bell, G. Neiles, A. Sheen and H. Tomfohrde is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

(9)
The address of each of Messrs. P. Copses, R. Falk, J. Harris and S. Kleinman is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(10)
Represents options to purchase 37,367 shares of our common stock that we have granted to Mr. R. Grant and 53,669 shares of our common stock that we have granted to Mr. D. Pertz. These options are exercisable immediately. The address of each of Messrs. R. Grant and D. Pertz is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

DESCRIPTION OF CAPITAL STOCK

General Matters

          As of the date of this prospectus, our amended and restated certificate of incorporation provides that we have authority to issue 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of September 30, 2004, there were 30,849,510 shares of common stock and no shares of preferred stock outstanding.

Common Stock

          Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to share in any distribution of our assets after payment of liabilities and the liquidation preference of any of our outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights or, subject to the amended and restated stock rights agreement, preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock.

Preferred Stock

          Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval.

Amended and Restated Stock Rights Agreement

          In connection with the Recapitalization, we entered into a stock rights agreement with Apollo, certain affiliates of Apollo and IMC Global. On June 23, 2003, in connection with the purchase of a portion of IMC Global's ownership of our common stock, the stock rights agreement was amended and restated. The material provisions of that agreement are as follows:

          Registration Rights.    Under the terms of the amended and restated stock rights agreement, we have agreed to register our shares of common stock owned by Apollo, certain of its affiliates and permitted transferees, and IMC Global under the following circumstances:

  •
  Demand Rights.  Upon written request from Apollo or certain affiliates of Apollo, we will register shares of common stock specified in such request for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand for registration by up to 90 days if our board of directors determines it would be materially detrimental to us to file a registration statement. We may only exercise this deferral right twice in any 12-month period.

  •
  Piggyback Rights.  If at any time we file a registration statement for the purposes of making a public offering of our common stock, or register outstanding shares of common stock for resale on behalf of any holder of our common stock, the other parties to the amended and restated stock rights agreement may elect to include in such registration any shares of common stock such person holds. We or the managing underwriter may exclude all or a part of the shares if market factors dictate pursuant to an order of priority specified in the amended and restated stock rights agreement.

  •
  Lockup.  In consideration of these registration rights, the stockholders who are parties to the amended and restated stock rights agreement have agreed not to sell shares of common stock for a period not to exceed 60 days prior to and 180 days following the effective date of a registration statement filed by us in connection with an underwritten offering, subject to certain exceptions.

Investor Rights Agreement

          In connection with the Recapitalization, we entered into an investor rights agreement with certain holders of our common stock, including the members of management who purchased 1,330,035 shares of common stock at the time of the Recapitalization and all of our employees who may receive shares of common stock upon exercise of options granted pursuant to the 2001 Stock Option Plan or who have received shares of common stock pursuant to a distribution of shares of common stock from our deferred compensation plan (which was terminated in September 2003). The material provisions of that agreement are as follows:

          General.    Under the terms of the investor rights agreement, subject to certain exceptions, the holders of our common stock that are parties to the investor rights agreement and not affiliates of Apollo may not sell or otherwise dispose of their shares of common stock without our prior consent. In addition, under the terms of the investor rights agreement, we or Apollo, through its affiliate YBR Holdings, may repurchase shares of common stock held by our employee stockholders upon the occurrence of certain events set forth in the investor rights agreement (including certain terminations of employment). Holders are permitted to dispose of their common stock in a public offering in connection with their piggyback registration rights, as described below, and in any public offering following the first anniversary of our initial public offering.

          Piggyback Registration Rights.    If at any time we file a registration statement for the purpose of making a public offering of our common stock, the holders party to the investor rights agreement may elect to include in such registration any shares of common stock such person holds. We or the managing underwriter in the public offering may exclude all or a part of the shares if market factors dictate pursuant to an order of priority specified in the investor rights agreement.

          Lockup.    The stockholders who are parties to the investor rights agreement and are not affiliates of YBR Holdings have agreed not to sell or otherwise dispose of their shares of common stock without our consent for a period not to exceed 180 days following the effective date of a registration statement filed by us in connection with an underwritten offering, subject to certain exceptions.

          Upon the sale of all of the shares of common stock of the Company held by Apollo and registered hereunder, Apollo will cease to have any rights or obligations under the investor rights agreement.

Anti-Takeover Effects of Provisions of Delaware Law and our Charter Documents

  Amended and Restated Certificate of Incorporation

          Certain provisions of our amended and restated certificate of incorporation may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in the stockholder's best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a stockholder.

          Under our amended and restated certificate of incorporation and our by-laws, our board of directors is divided into three classes whose members will serve three-year staggered terms. In addition, under Delaware law and our amended and restated certificate of incorporation and by-laws, directors may be removed only for cause. Under our amended and restated certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

          Our amended and restated certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws also provide that, except as otherwise required by law, special meetings of stockholders can only be called by our chairman, our board of directors or our president. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

          Our amended and restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. Our board of directors may by resolution establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition or control of the Company.

  Rights Plan

          In connection with our initial public offering, we entered into a rights agreement pursuant to which each share of our common stock has one right attached to it. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price to be determined by our board of directors. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and American Stock Transfer & Trust Company, as the rights agent, and the amendment thereto appointing UMB Bank, n.a. as the successor rights agent. A copy of each of the rights agreement and the amendment is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

          Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us.

          If any person or group, other than one involving Apollo, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, or acquires shares representing 15% or more of the voting power of our outstanding common stock, the "flip-in" provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person (as to whom such rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of the acquiring or surviving company's common stock having a market value at that time of twice the rights' exercise price.

          The rights will expire upon the tenth anniversary of the date of the rights agreement unless such date is extended or the rights are earlier redeemed or exchanged by us. At no time will the rights have any voting powers. The provisions of the rights agreement may be amended by our board of directors in some circumstances.

          The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of the stockholders.

  Delaware Takeover Statute

          Our amended and restated certificate of incorporation provides that we are not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

          UMB Bank, n.a. serves as the transfer agent and registrar for our common stock.

Listing

          Our common stock is listed on the New York Stock Exchange under the symbol "CMP."

SHARES ELIGIBLE FOR FUTURE SALE

          As of September 30, 2004, we have 30,849,510 shares of common stock outstanding. Assuming the sale by each selling stockholder of the maximum number of shares covered by this prospectus on September 30, 2004, 25,502,586 of these shares of common stock would have been freely transferable without restriction or further registration under the Securities Act by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Shares of common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Rule 144

          In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

          Under Rule 144(k), persons who are not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period generally includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

          In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of our initial public offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration of Shares under 2001 Stock Option Plan

          As of the date of this prospectus, options to purchase a total of 1,689,422 shares of common stock are outstanding. We have filed a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable or reserved for issuance under our 2001 Stock Option Plan. As a result, when the options are exercised, the shares of common stock issuable on exercise thereof will be freely transferable under the Securities Act, except that any shares issued to "affiliates," as that term is defined in Rule 144, will be subject to limitations and restrictions that are described above. See "Executive Compensation—2001 Option Plan" in our annual report on Form 10-K/A for the year ended December 31, 2003.

Registration Rights

          Certain holders of our common stock have piggyback registration rights pursuant to the amended and restated stock rights agreement or the investor rights agreement. See "Description of Capital Stock."

PLAN OF DISTRIBUTION

          The selling stockholders and any of their pledgees, donees, transferees or other successors-in-interest may, from time to time, offer and sell any or all of their shares of common stock offered through this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  privately negotiated transactions;

  •
  through broker/dealers, who may act as agents or principals;

  •
  block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through one or more underwriters on a firm commitment or best-efforts basis;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  settlement of short sales;

  •
  directly to one or more purchasers;

  •
  through agents;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

          The selling stockholders may also sell shares in private transactions or under Rule 144 under the Securities Act, if available, rather than under this prospectus.

          At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

          Broker/dealers engaged by the selling stockholders may arrange for other brokers/dealers to participate in sales. Broker/dealers may receive commissions from the selling stockholders (or, if any broker/dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions to exceed what is customary in the types of transactions involved.

          Any NASD member that participates in an offering of common stock must comply with, and make any filings required by, Rule 2710 of the conduct Rules of the NASD. The maximum commission or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate principal amount of the securities offered pursuant to this prospectus.

          The selling stockholders and any broker/dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker/dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

          We are required to pay all fees and expenses incident to the registration of the shares, except for any costs and expenses of counsel to the selling stockholders, any discounts, commissions or fees owing to underwriters, broker/dealers or other agents to the extent relating to the distribution or sale of the selling stockholders' securities, or any transfer taxes with respect to the sale of the selling stockholders' securities. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

          The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders.

VALIDITY OF COMMON STOCK

          The validity of the issuance of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York.

EXPERTS

          The consolidated financial statements and financial statement schedule incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of Compass Minerals International, Inc. as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph describing a restatement of the consolidated financial statements for the years ended December 31, 2003 and 2002) of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

          Ernst & Young LLP, independent registered public accounting firm, has audited our combined and consolidated financial statements and schedule for the year ended December 31, 2001 included in our Annual Report on Form 10-K/A for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

4,064,024 Shares

Compass Minerals
International, Inc.

Common Stock

Goldman, Sachs & Co.

QuickLinks

PROSPECTUS SUPPLEMENT SUMMARY
SELLING STOCKHOLDERS
UNDERWRITING
VALIDITY OF COMMON STOCK
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF INFORMATION BY REFERENCE
FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA
PRESENTATION OF INFORMATION
RISK FACTORS
USE OF PROCEEDS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS